================================================================================

                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR May 28, 2004

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                -----------------


                         Suite 105-1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                    (Address of principal executive offices)

                                -----------------

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                          FORM 20-F X     FORM 40-F
                                   ---              ---
        [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.]

                                    YES     NO  X
                                        ---    ---

        [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

QUARTERLY AND YEAR END REPORT

                                                             BC FORM 51-901F
British Columbia Securities Commission                      (previously Form 61)
--------------------------------------------------------------------------------


ISSUER DETAILS
--------------------------------------------------------------------------------
NAME OF ISSUER                      FOR QUARTER ENDED             DATE OF REPORT
                                                                   YY / MM /DD
DYNAMOTIVE ENERGY SYSTEMS CORP.       March 31, 2004               04   05   28
--------------------------------------------------------------------------------
ISSUER'S ADDRESS
105 - 1700 West 75th Avenue
--------------------------------------------------------------------------------
CITY           PROVINCE      POSTAL CODE     ISSUER FAX NO.     ISSUER TEL. NO.
Vancouver      B.C.          V6P 6G2         (604) 267-6005     (604) 267-6000
--------------------------------------------------------------------------------
CONTACT NAME                 CONTACT POSITION                   CONTACT TEL NO.
Laura Santos                 Corporate Secretary                (604) 267-6000
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                    WEB SITE ADDRESS
Laura.Santos@dynamotive.com              www.dynamotive.com
--------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
           DIRECTOR'S SIGNATURE   PRINT FULL NAME                DATE SIGNED
"R. Andrew Kingston"              R. Andrew Kingston             YY / MM /DD
                 "signed"                                        04   05   28
--------------------------------------------------------------------------------
           DIRECTOR'S SIGNATURE   PRINT FULL NAME                DATE SIGNED
"Richard Chen-Hsing Lin"          Richard Chen-Hsing Lin         YY / MM /DD
                 "signed"                                        04   05   28
--------------------------------------------------------------------------------
FIN 51-901F Rev. 2001 /3/20

[DYNAMOTIVE LOGO]

                          Angus Corporate Center 877.863.2268 - Toll Free 105 - 1700 West 75th Ave 604.267.6000 - Telephone
                          Vancouver BC               604.267.6005 - Facsimile
                          Canada  V6P 6G2            www.dynamotive.com






        NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2004 and the interim consolidated statements of loss, deficit and cash flows for the three months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.





/s/ R. Andrew Kingston                      /s/ Brian Richardson
-----------------------------------         ----------------------------------
R. Andrew Kingston                          Brian Richardson
President & Chief Executive Officer         Chief Financial Officer
Vancouver, Canada                           Vancouver, Canada
May 28, 2004                                May 28, 2004

SCHEDULE A: FINANCIAL INFORMATION














--------------------------------------------------------------------------------

                                           DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                             Unaudited Interim Consolidated Financial Statements
                                       For the three months ended March 31, 2004
                                                               (In U.S. Dollars)

                                                                        Contents

--------------------------------------------------------------------------------


Consolidated Financial Statements
           Consolidated Balance Sheets                                      2
           Consolidated Statements of Loss and Deficit                      3
           Consolidated Statements of Cash Flows                            4
           Notes to Consolidated Financial Statements                      5-13
           Supplementary Information                                       14

                      DynaMotive Energy Systems Corporation

                      Unaudited Consolidated Balance Sheets
                           (expressed in U.S. dollars)

                                                                     March 31,         December 31,
                                                                       2004                2003
                                                                    (Unaudited)          (Audited)
                                                                         $                   $
-------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                            1,695,520             283,514
Accounts receivable                                                    352,822              97,501
Government grants receivable                                            86,903             732,776
Prepaid expenses and deposits                                           82,350              74,280
-------------------------------------------------------------------------------------------------------
Total current assets                                                 2,217,595           1,188,071
Other long-term assets                                                  47,625              32,673
Capital assets                                                       5,820,968           2,293,422
Patents                                                                240,478             245,439
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         8,326,666           3,759,605
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [Note 4]                    5,581,665           1,880,680
Project advance                                                        152,894             154,488
-------------------------------------------------------------------------------------------------------
Total liabilities                                                    5,734,559           2,035,168
-------------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital                                                       33,904,095          30,907,990
Shares to be issued [Note 6c]                                        1,466,007           2,827,111
Contributed surplus                                                  5,638,329           4,815,679
Cumulative translation adjustment                                     (696,709)           (690,107)
Deficit                                                            (37,719,615)        (36,136,236)
-------------------------------------------------------------------------------------------------------
Total shareholders' equity                                           2,592,107           1,724,437
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           8,326,666           3,759,605
=======================================================================================================

    The accompanying notes are an integral part of these financial statements


  Approved on behalf of the Board:
  "R. Andrew Kingston"         Director          "Richard C H Lin"      Director
  ----------------------------                   ----------------------

                      DynaMotive Energy Systems Corporation

                    Unaudited Consolidated Statements Of Loss
                           (expressed in U.S. dollars)

                                                                        Three Months Ended
                                                                             March 31,
                                                                   2004                2003
                                                                     $                   $
-------------------------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation                                      27,860             29,539
Interest expense                                                    2,019              8,921
Marketing                                                          66,319              3,225
Office supplies, telephone and insurance                           68,200             45,659
Professional fees                                                  92,564            223,109
Rent                                                               30,164             25,572
Research and development                                          117,792              3,736
General and administrative salaries and benefits                  351,909            207,305
Exchange (gain) loss                                               28,978            (65,147)
-------------------------------------------------------------------------------------------------
                                                                  785,805            481,919
-------------------------------------------------------------------------------------------------
Loss from operations                                             (785,805)          (481,919)

Interest and other income                                              28              5,679
-------------------------------------------------------------------------------------------------
Loss for the period                                              (785,777)          (476,240)
=================================================================================================

Weighted average number of common
 shares outstanding                                            74,391,766         50,674,363
=================================================================================================

Basic and diluted loss per common share
Share for continuing operations for the period                       0.01               0.01
=================================================================================================

The accompanying notes are an integral part of these financial statements.

                  Unaudited Consolidated Statements Of Deficit
                           (expressed in U.S. dollars)

                                                                      Three Months Ended
                                                                           March 31,
                                                                   2004               2003
                                                                    $                   $
-------------------------------------------------------------------------------------------------
Deficit, beginning of year                                    (36,136,236)       (31,151,555)
Effect of change in accounting policy [note 3]                   (797,602)                --
-------------------------------------------------------------------------------------------------
Deficit, beginning of year restated                           (36,933,838)       (31,151,555)
Loss for the period                                              (785,777)          (476,240)
-------------------------------------------------------------------------------------------------
Deficit, end of period                                        (37,719,615)       (31,627,795)
=================================================================================================

See accompanying notes

                      DynaMotive Energy Systems Corporation

                  Unaudited Consolidated Statements Of Cashflow
                           (expressed in U.S. dollars)

                                                                       Three Months Ended
                                                                            March 31,
                                                                     2004              2003
                                                                       $                 $
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                                (785,777)         (476,240)
Add items not involving cash:
   Amortization and depreciation                                     27,860            29,539
   Stock based compensation                                          91,916            70,625
   Translation (gain) loss                                           19,314           (65,147)
Net change in non-cash working capital balances related to
   operations [note 8]                                            4,083,467           359,343
------------------------------------------------------------------------------------------------
Cash generated (used) in operating activities                     3,436,780           (81,880)
------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness-short term                                 --          (164,486)
Share capital issued                                                485,616           235,634
Shares to be issued                                                 833,500           119,078
------------------------------------------------------------------------------------------------
Cash provided by financing activities                             1,319,116           190,226
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patent costs                                             (2,383)           (4,222)
Purchase of capital assets (net of government grants)            (3,296,747)         (131,104)
Increase in other long-term assets                                  (15,175)               --
------------------------------------------------------------------------------------------------
Cash used in investing activities                                (3,314,305)         (135,326)
------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents from
   continuing operations                                          1,441,591           (26,980)
Effects of foreign exchange rate changes on cash                    (29,585)           11,446
------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during           1,412,006           (15,534)
   the period
Cash and cash equivalents, beginning of period                      283,514            25,093
------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                          1,695,520             9,559
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)



1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "fast pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)

2. Unaudited interim financial statements


The unaudited balance sheet at March 31, 2004 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2004 and 2003, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2003, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.

3. CHANGE IN ACCOUNTING POLICY

Effective  January 1, 2004,  the Company has  adopted,  on a  retroactive  basis without restatement, the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to reported contributed surplus.



4. GUARANTEE PROVIDED BY DYNAMOTIVE


In 2001, Border Biofuels Limited ("BBL") a company 75% owned by DynaMotive, entered into a credit facility with Bank of Scotland for a maximum of $365,240 ((pound)200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations.

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


5. PROJECT ADVANCE

In June 2003 the Company received $152,894 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project is now proceeding at the site of Erie Flooring in West Lorne Ontario, but the Company has agreed with OPG that they may extend the time until December 31, 2004 to decide whether to convert the Project Advance into either a Project ownership interest or into Company equity based on then current market value.



6. SHARE CAPITAL


    [a] Authorized share capital

    The Company's authorized capital consists of 100,000,000 common shares (2003
    - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2003 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2004.


    [b] Issued and outstanding share capital

                                                                     March 31,      December 31,
                                                                         2004               2003
                                                                           $                  $

              Issued and outstanding
              Common Shares 77,917,559 [December 31, 2003 -           $33,904,095        $30,907,990
              69,915,654]


                                                                                                         Number of
           Common Share Issuance Summary for the Period                                    $               Shares
           --------------------------------------------------------------------------------------------------------
           Share Capital, December 31, 2003                                            30,907,990        69,915,654
           Private placement issued for cash                                            1,774,617         5,451,514
           Share issued from exercised of option for cash                                  40,000            80,000
           Share issued from exercised of warrants for cash                                34,583           138,333
           Share issued for settlement of fees payable                                    723,368         1,596,498
           Shares issued for commercial services                                          423,537           735,560

           Share Capital, March 31, 2004
                 Common shares without par value                                       33,904,095        77,917,559

           --------------------------------------------------------------------------------------------------------

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


6. SHARE CAPITAL (CONT'D)

    [c]   Shares to be issued

    At March 31, 2004, the Company has 2,929,377 common shares to be issued. Included in the amount are 1,161,282 common shares for a total of $632,507 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining 1,768,095 common shares, 1,738,095 common shares are related to a private placement commenced during the third quarter of 2003 to raise funding of up to $4 million and 30,000 common shares are related to exercise of options. At March 31, 2004, the Company has received $833,500 in cash for these shares to be issued.

    [d] Stock options

    At March 31, 2004, the following stock options to Directors, employees and others were outstanding:

                                               Options Outstanding                      Options Exercisable
                                     Number         Weighted-       Weighted-         Number       Weighted-Average
                  Range of        Outstanding        Average         Average      Outstanding at      Exercise
                  Exercise        at March 31,      Remaining        Exercise        March 31,         Price
                   Prices             2004         Contractual        Price            2004
                                                      Life
              ----------------------------------------------------------------------------------------------------
                $0.20 - $0.23       6,205,044      2.20 years         $0.21           6,168,019        $0.21
                $0.30 - $0.90       3,866,900      1.72 years         $0.51           3,866,900        $0.51
                    $1.00             342,000      0.68 years         $1.00             342,000        $1.00
                    $1.50             330,000      0.97 years         $1.50             323,000        $1.50
              ----------------------------------------------------------------------------------------------------
                                   10,743,944                                        10,699,919
              ====================================================================================================

    From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 11,687,634 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2004, 943,690 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


6. SHARE CAPITAL (CONT'D)

    Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                                                    No. Common         Weighted
                                                                  Shares Issuable      Average
                                                                                    Exercise Price
    -------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------
    Balance, December 31, 2003                                        10,015,988           0.41
    Options granted                                                      927,956           0.20
    Options forfeited or expired                                        (120,000)          1.08
    Options exercised                                                    (80,000)          0.50
    -------------------------------------------------------------------------------------------------
    Balance, March 31, 2004                                           10,743,944           0.38
    =================================================================================================

    The compensation expense for 927,956 employee stock options that issued during the quarter has been recognized in 2003.

    [e] Common share purchase warrants

         At March 31, 2004 the common share purchase warrants outstanding were as follows:

                                  No. of Common            Exercise
                                  Shares Issuable           Price         Expiration Date
        -----------------------------------------------------------------------------------------------------
        Series F Warrants               933,333             $0.70         March 5, 2005
        Series M Warrants               152,897         $0.70 to $1.50    September 18, 2004 - May 09, 2005
        Series N-b Warrants             275,756             $0.70         September 5, 2004 - October 1, 2004
        Series O Warrants               300,000             $0.35         June 10, 2005
        Series P Warrants             1,777,147             $0.40         July 29, 2005 - May 06, 2006
        Series Q Warrants             9,897,940         $0.20 to $0.67    August 31, 2005 - Aug 31, 2008
        Series R Warrants             2,500,000             $0.20         August 31, 2008
        -----------------------------------------------------------------------------------------------------
        Total                        15,837,073
        =====================================================================================================


        Summary of warrants exercised and issued during the three month period ending March 31, 2004:

                                               Number of Common Shares Issuable
                                                via Warrants
                                                 exercised        via Warrants
                                                 during the      Issued during
                                               3-month Period     the 3-month
                              at December       ending March     Period ending      at March 31,
                                31, 2003          31, 2004       March 31, 2004         2004         Exercise Price
---------------------------------------------------------------------------------------------------------------------
Series F Warrants               933,333                                                 933,333          $0.70
Series M Warrants               152,897                                                 152,897      $0.70 to $1.50
Series N-b Warrants             275,756                                                 275,756          $0.70
Series O Warrants               300,000                                                 300,000          $0.35
Series P Warrants              1,777,147                                              1,777,147          $0.40
Series Q Warrants              7,200,862         (138,333)         2,835,411          9,897,940      $0.20 to $0.67
Series R Warrants              2,500,000                                              2,500,000          $0.20
---------------------------------------------------------------------------------------------------------------------
                               13,139,995        (138,333)         2,835,411         15,837,073
=====================================================================================================================

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


6. SHARE CAPITAL (CONT'D)


    [f] Stock appreciation rights

    During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

    The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

    The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

    Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                                                                  No. of
                                                                                             SA Rights Issued
              -------------------------------------------------------------------------------------------------

              -------------------------------------------------------------------------------------------------
              Balance, December 31, 2003                                                           1,468,335
              SA Rights Issued                                                                            --
              SA Rights Redeemed                                                                    (633,335)
              SA Rights forfeited                                                                   (189,166)
              -------------------------------------------------------------------------------------------------
              Balance, March 31, 2004                                                                645,834
              -------------------------------------------------------------------------------------------------

    At March 31, 2004, the following stock appreciation rights all of which were issued to employees, were outstanding:


                         SA Rights           Initial Value                        Expiration Date
              -------------------------------------------------------------------------------------------------
                          300,000               $0.400                             December 31, 2008
                          200,000               $0.625                             May 1, 2004
                          145,834               $1.000                             May 1, 2004
              -------------------------------------------------------------------------------------------------
                          645,834
              =================================================================================================

    During the quarter, the Company received redemption notices for 633,335 SA Rights for $108,433 of which $38,666 is to be paid by cash and $69,767 is to be paid by shares.

    At March 31, 2004 645,834  (December  31, 2003 -  1,468,335)  SA Rights were outstanding and 470,834 (December 31, 2003 - 1,106,668) SA Rights were vested.

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


6. SHARE CAPITAL (CONT'D)

    [g] Escrow Shares

    At March 31, 2004, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

    At March 31, 2004, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

    During the quarter ended March 31, 2004, nil [2003 - nil] common shares were released from escrow and at March 31, 2004, 781,334 [2003 - 781,334] common shares are held in escrow.



7. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $170,012 for the quarter (2003 - $88,968) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $59,444 (2003 - $nil) paid by stock based compensation.


8. SUPPLEMENTARY CASH FLOW INFORMATION

   Components of changes in non-cash balances related to operations are:

                                                                          Three Months Ended
                                                                               March 31,
         --------------------------------------------------------------------------------------------
                                                                      2004                  2003
         --------------------------------------------------------------------------------------------
         Net change in non-cash working capital                         $                     $
         --------------------------------------------------------------------------------------------
         Account and government grants receivable                       390,552             66,239
         Prepaid expenses and deposits                                   (8,070)            36,951
         Accounts payable and accrued liabilities                     3,700,985            256,153
         ---------------------------------------------------------------------------------------------
                                                                      4,083,467            359,343
         ---------------------------------------------------------------------------------------------

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)



9. SEGMENTED FINANCIAL INFORMATION

In 2004 and 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm(TM). Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.


              Business Unit Segments                                                  Three Months Ended
                                                                                    March          March
                                                                                    2004            2003
                                                                                      $              $
              -------------------------------------------------------------------------------------------------
              Revenue
              BioOil Power Generation                                                     --               --
              Corporate and other                                                         --               --
              -------------------------------------------------------------------------------------------------
                                                                                          --               --
              -------------------------------------------------------------------------------------------------

              Loss for the period
              BioOil Power Generation                                               (785,777)        (476,240)
              Corporate and other                                                         --               --
              -------------------------------------------------------------------------------------------------
                                                                                    (785,777)        (476,240)
              -------------------------------------------------------------------------------------------------


              Geographic Segments
                                                                                    March          March
                                                                                     2004           2003
                                                                                      $              $
              -------------------------------------------------------------------------------------------------
              Revenue
              Canada                                                                         --             --
              -------------------------------------------------------------------------------------------------
                                                                                             --              --
              -------------------------------------------------------------------------------------------------

                     DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2004 and 2003                    (in U.S. dollars)


SUPPLEMENTARY INFORMATION


Research and Development Expenses Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31,
                                               ---------------------------------------------------
                                                        2004                     2003
                                               ---------------------------------------------------
                                                          $                        $
Material                                             --                         1,256
Salary and Benefits                                   104,497                  26,486
Consulting                                            119,034                  41,813
Miscellaneous Costs                                     4,826                   1,181
                                               ---------------------------------------------------
                                                      228,357                  70,736
Less: Government assistance programs                 (110,565)                (67,000)
                                               ---------------------------------------------------
                                                      117,792                   3,736
                                               ---------------------------------------------------


General and Administrative Salaries and Benefits
Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31,
                                               ---------------------------------------------------
                                                        2004                     2003
                                               ---------------------------------------------------
                                                          $                        $
Salaries & Benefits                                   351,909                 207,305

                                               ---------------------------------------------------
                                                      351,909                 207,305
                                               ---------------------------------------------------



Professional Fees
Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31,
                                               ---------------------------------------------------
                                                      2004                          2003
                                               ---------------------------------------------------
                                                          $                          $
Consulting                                            36,565                      191,067
Audit and Tax Services                                18,968                       16,540
Legal Fees                                            35,472                       14,926
Miscellaneous Costs                                    1,559                          576
                                               ---------------------------------------------------
                                                      92,564                      223,109
                                               ---------------------------------------------------

SCHEDULE B: SUPPLEMENTARY INFORMATION


Section 1 - Year to Date January 1, 2004 to March 31, 2004

a)  Breakdown of Deferred Costs

    Patents Accumulated Net Book Value

    -----------------------------------------------------------------------------------------------------------------
                                             Cost                    Amortization               Net Book Value
                                              $                           $                           $
    -----------------------------------------------------------------------------------------------------------------
    Patents                                          311,392                      78,868                     232,524
    -----------------------------------------------------------------------------------------------------------------
    Trademarks                                         7,954                          --                       7,954
    -----------------------------------------------------------------------------------------------------------------
    Total                                            319,346                      78,868                     240,478
    -----------------------------------------------------------------------------------------------------------------

b)  Breakdown of major categories of research and development expenses:

    Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c)  Breakdown by major category of general and administrative expenses:

    Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.


Section 2 - Year to Date January 1, 2004 to March 31, 2004

Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $170,012 for the quarter (2003 - $88,968) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $59,444 (2003 - $nil) paid by stock based compensation.

Section 3 - Year to Date January 1, 2004 to March 31, 2004

a)     Summary of Securities issued during the three months ended March 31, 2004


        Common Share Issuance Summary for the Quarter                                  $          Number of
                                                                                                   Shares
        -------------------------------------------------------------------------------------------------------

        Private placement issued for cash (i)                                        1,774,617       5,451,514
        Share issued from exercised of option for cash                                  40,000          80,000
        Share issued from exercised of warrants for cash                                34,583         138,333
        Share issued for settlement of fees payable (ii)                               723,368       1,596,498
        Shares issued for commercial services (iii)                                    423,537         735,560
        -------------------------------------------------------------------------------------------------------
                                                                                     2,996,105       8,001,905
        -------------------------------------------------------------------------------------------------------


i. 5,451,514 common shares issued for cash pursuant to a private placement commenced during the third quarter of 2003 for a total of $1,774,617 at share price ranging from $0.30 and $0.45 per share.

ii. 1,596,498 common shares issued for payment of $723,368 in compensation at share prices ranging from $0.19 to $0.59 each.

iii. 735,560 common shares issued during the quarter pursuant to settlement of fees at share price ranging from $0.34 to $0.59 per share.


b) Summary of options granted during the three months ended March 31, 2004.

-----------------------------------------------------------------------------------------------------------------------------
       Name of Optionee           No. of Options      Exercise Price            Grant Date                Expiry Date
-----------------------------------------------------------------------------------------------------------------------------
Employees                               62,973             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                              273,899             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               24,774             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               52,507             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                              188,918             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                              128,067             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               88,888             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               39,855             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               21,530             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Employees                               46,545             $0.20              March 15, 2004            March 14, 2006
-----------------------------------------------------------------------------------------------------------------------------
Total                                  927,956
-----------------------------------------------------------------------------------------------------------------------------

Section 4 - As at the quarter ended March 31, 2004

a)       Authorized Capital

         Please refer to Note 6(a) of the unaudited interim financial statements for details.

b)       Issued Capital

         Please refer to Note 6(b) of the unaudited interim financial statements for details.

c)       Options Outstanding

         Please refer to Note 6(d) of the unaudited interim financial statements for details.

d)       Shares subject to escrow and pooling arrangements

         Please refer to Note 6(g) of the unaudited interim financial statements for details.

e)       List of Directors

         Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman, Director
         Curtin Winsor, Ph.D, Director
         Desmond Radlein, Ph D, Director
         Sing-Cheng Hong, Director
         Chih-Lin Chu, Director

f)       List of Officers

         Brian Richardson, Chief Financial Officer
         Luc Duchesne, Ph D, Chief Forester
         James Acheson, U.S. Subsidiary, Chief Operating Officer
         Warren Johnson, Chief Technology Officer
         Laura Santos, Corporate Secretary

SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS

(Three month period ended March 31, 2004 compared to the three-month period ended March 31, 2003)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2003.

The following sets out management's discussion and analysis of our financial position and results of operations for the three months ended March 31, 2004 and 2003.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2003 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


DESCRIPTION OF  BUSINESS


DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 16 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass
wastes  into  three  fuel  types:   Liquid   (BioOil),   Solid  (char)  and  Gas
(non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of March 31, 2004, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd.
(BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation. In addition the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


ACCOUNTING POLICIES


The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2003, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2003.

Change in Accounting Policy

Effective  January 1, 2004,  the Company has  adopted,  on a  retroactive  basis without restatement, the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to reported contributed surplus.



RESULTS OF OPERATIONS


The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended March 31, 2004, the Company incurred a net loss of $785,777 or $0.01 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2003") of $476,240 or $0.01 per share. The increase in the level of losses incurred in 2004, compared to 2003, was attributable to the general increase of overhead expenses including marketing expenses, research and development, and general & administrative salaries and benefits.

Revenue

In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. The Company is now exclusively focused in the bioenergy field and in the development of BioOil related technology and systems. As part of the agreement, the Company will retain ownership in all DynaPower's intellectual property and will receive royalty income with respect to certain DynaPower patents. The financial statements provided in this document have been restated on a comparative basis to reflect this change.

Revenue for the quarter ending March 31, 2004 was nil compared to $nil for the same quarter in 2003. The Company currently has no commercial or contract sales revenue during the quarter. Until commissioning of its first plant in late 2004, the Company anticipates minimal future revenue as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

For the first quarters in 2004 and 2003 the Company had expended on a quarterly basis $117,792 and $3,736 respectively, on research and development. Of these research & development expenditures, $110,565 and $67,000 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. The increased expenses for 2004 were due to the increase of R&D activities in 100 tonnes per day ("TPD") demonstration plant during the 2004 first quarter.

The Company expects to be able to draw significantly from government grant, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in 2004 and 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$6.3 million) through June 2004, of which C$4.78 million has been received as of March 31, 2004.

General and administrative salaries and benefits in the first quarter of 2004 increased to $351,909 from $207,305 for the same quarter in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area and the commencement of the Company's research and development activities with its 100 TPD demonstration plant.

Professional fees for the first quarter were $92,564 compared to $223,109 in the same quarter of 2003. The decrease in 2004 was due to the engagement of fewer consultants following the liquidation of Border BioFuels Limited.

Amortization and depreciation expenses decreased to $27,860 in the first quarter of 2004 from $29,539 in the same quarter in 2003. These decreases were due to the liquidation of Border BioFuels Limited and the write down of assets in 2002.

Interest expenses decreased in the quarter to $2,019 from $8,921 in the same quarter in 2003. The decreases were due mainly to the repayment of interest bearing debt.

Marketing expenses for the first three months of 2004 increased to $66,319 from $3,225 for the same period in 2003. These increases were due to increase in the use of external consultants for marketing activities and participation in an environmental conference during the quarter.

Office supplies, telephone and insurance increased to $68,200 during the first quarter from $45,659 in the same quarter in 2003 mainly due to the increased activities in the general and administrative area.

Rent for leased premises increased to $30,164 in the quarter from $25,572 in the same quarter 2003 due to the increase in storage space and operating costs.

Currency exchange loss in the quarter amounted to $28,978 compared to the gain $65,147 in the same quarter in 2003. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the quarter ended March 31, 2004, the Company recorded a net loss from continuing operations of $785,777, while the net loss from continuing operations for the same quarter in 2003 amounted to $476,240. The increase in operating loss was primarily attributable to (i) an increase in marketing related expenses, (ii) an increase in office supplies, telephone and insurance, (iii) an increase in research and development expenses, and (iv) an increase in general and administrative salaries and benefits.

The basic and diluted loss per common share for the quarter remain unchanged at $0.01 per share compared to $0.01 for the same quarter in 2003. The basic and diluted loss per share for the current periods was higher because of the increase in the operating loss partially offset by the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 74,394,766 shares for the quarter ended March 31, 2004 from 50,674,363 for the quarter ended March 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES


Principal sources of liquidity during the quarter ended March 31, 2004 were (i) $485,616 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and (ii) $833,500 in deposits for Common Shares to be issued in the remainder of 2004 pursuant to private placement offerings commenced in third quarter 2003.

For the quarter  ended March 31, 2003 the principal  sources of liquidity  were,
(i) $235,634 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and (ii) $119,078 in deposits for Common Shares to be issued in the remainder of 2003 pursuant to private placement offerings commenced in 2003. The principal sources of liquidity has been offset by repaying a short-term bank indebtedness of $164,486 during the quarter in 2003.

Overall change in cash flows during the first quarter of 2004 was 1,412,006 as compared to -$15,534 during the same quarter in 2003. These differences were due to the significantly increase in private placement offering in the current period.

During the quarter ended March 31, 2004, the Company generated cash from financing activities and operating activities of $1,319,116, and $3,436,780 respectively and used cash in investing activities of $3,314,305.

The net amount of cash generated in operating activities during the first quarter of 2004 increased to $3,436,780 from cash used of $81,880 in the first quarter of 2003. Cash generated in operating activities for the first quarter 2004 consisted of (i) a net change in non-cash working capital balances related to operations of $4,083,467, and (ii) non-cash equity compensation expenses, $91,916 that was significantly offset by the loss for the period of $785,777. Cash used in operating activities in the first quarter 2003 consisted of a net loss from continued operations for the first quarter 2003 of $476,240 that was significantly offset by (i) change in working capital balances related to operations of $359,343, (ii) currency translation gain of $65,147, (iii) non-cash equity compensation expenses, $70,625, and (iv) amortization of non-cash items in the sum of $29,539.

Financing activities during the first quarter 2004 generated a net increase in cash of $1,319,116, primarily from the Company's private placements of Common Shares. Financing activities during the first quarter 2003 generated a net increase in cash of $190,226, primarily from the Company's private placements of Common Shares.

Investing activities in the first quarter 2004 resulted in use of cash, net of grants and disposal, in the amount of $3,314,305. Of this amount, $3,296,747 was incurred in the acquisition of capital assets, and $2,383 was expended on patents. Investing activities in the first quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $135,326 that consisted of $131,104 incurred in the acquisition of capital assets, and $4,222 was expended on patents.

As at March 31, 2004, the Company has a working capital deficiency of $3,516,964 and incurred a net loss of $785,777 for the quarter-ended March 31, 2004, and has an accumulated deficit of $37,719,615.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the quarter, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute C$5,000,000 (US$3.8 million) to the capital cost of the Company's Erie Flooring 100 TPD BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. In March 2004, the Company received the first payment of C$1.7 million (US$1.3 million) from SDTC.

In addition to contemplated equity offerings during 2004, the Company expects to be able to draw significantly from government funding, including the TPC program for research & development and demonstration project related expenditures and SDTC as described above. The Company expects to draw in 2004 a significant portion of the C$3.5 million (US$2.6 million) remaining in the TPC project funding and the C$3.3 million (US$2.5 million) remaining in the SDTC project funding.

During the quarter, the Board approved an increase in the private placement funding from $2 million to $4 million to further assist the Company in the completion of its first commercial plant. As a result, the Company received subscription funds of $1.6 million relating to the second tranche of the private placement commenced during the third quarter of 2003, including $1.3 million in cash and cancellation of $288,637 in consulting fees payable by the Company at subscription prices ranging from $.40 to $.485 per share. 2 million shares and 1 million Common Share Purchase Warrants were issued as a result of this funding. 1,738,095 shares and 869,047 Common Shares Purchase Warrants remain to be issued.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its BioThermTM technologies through the year 2004. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2004 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the Erie Flooring Project. The Company expects to draw in 2004 a significant portion of the remaining in the TPC project funding.

In connection with the Company's Erie Flooring Project, the Company has outstanding construction commitments of approximately $3 million and expects the project to be completed in the summer of 2004.